Name of Offeree _____   Copy Number _____



CONFIDENTIAL OFFERING MEMORANDUM

Roots & Vine Produce and Café, Inc.

Up to 5,350 Shares of Common Stock at $20.00 per share

Maximum Offering - 5350 Shares – 49%

Minimum Offering - 1600 Shares – 7.4%

Minimum Purchase Per Investor- 5 Shares - 0.465

This Confidential Offering Memorandum (the "Memorandum") has been prepared in connection with an offering (the "Offering") of up to 5,350 shares of Common Stock, $20.00 par value (the "Shares") of Roots & Vine Produce and Cafe Inc. (the "Company"). The minimum offering amount is 1600 ("Minimum Offering Amount"), and the maximum offering amount is 100 ("Maximum Offering Amount"). The minimum purchase per investor is 5 shares, or $100.00. These securities are being offered through Buy The Block portal. The SEC file number 181123383 and the Central Registration Depository (CRD) number is 287496 of the intermediary through which the offering is being conducted.

Officers and directors of the Company will make offers and sales of the Shares; however, the Company retains the right to utilize any broker-dealers registered with. ("FINRA") and applicable state securities authorities to sell all or any portion of the Shares. If the Company so elects, it may pay such broker-dealers a commission in the amount of up to 10% and a non-accountable expense allowance of up to 3% of the proceeds they have sold. Offers and sales of the Shares will be made only to "Non -Accredited Investors" as such term is defined in Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Act"), which includes the Company's officers, directors and affiliates.

The Offering is scheduled to terminate on March 01, 2019. The Company reserves the right, however, to extend the term of this Offering for a period of up to 30 days. See "The Offering." This Memorandum may not be reproduced in whole or in part without the express prior written consent of the Company.

The date of this Confidential Offering Memorandum was amended on November 14, 2018

THIS MEMORANDUM IS FOR CONFIDENTIAL USE AND MAY NOT BE REPRODUCED. DISTRIBUTION THAT IS NOT APPROVED BY THE COMPANY MAY RESULT IN A VIOLATION OF FEDERAL AND STATE SECURITIES REGULATIONS. THIS MEMORANDUM AND ALL ACCOMPANYING MATERIALS SHALL BE RETURNED TO AN AUTHORIZED OFFICER OF THE COMPANY UPON REQUEST.

THE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON ONE OR MORE SPECIFIC EXEMPTIONS FROM REGISTRATION OR QUALIFICATION REQUIREMENTS. SUCH EXEMPTIONS LIMIT THE NUMBER AND TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE. AS A RESULT, THE SECURITIES OFFERED HEREBY ARE OFFERED ONLY TO "ACCREDITED INVESTORS" AS SUCH TERM IS DEFINED IN RULE 501 OF REGULATION D OF THE SECURITIES ACT OF 1933, AS AMENDED.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS MEMORANDUM IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS. THERE IS CURRENTLY NO PUBLIC MARKET FOR THE SECURITIES, AND INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE STATEMENTS CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED BY THE COMPANY TO BE RELIABLE. NO WARRANTY CAN BE MADE THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE SUCH INFORMATION WAS SUPPLIED. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ANY OF ITS PLANS, OR THAT ACTUAL FUTURE PLANS AND PERFORMANCE WILL NOT BE MATERIALLY DIFFERENT FROM THE COMPANY'S PRESENT EXPECTATIONS.

ANY INFORMATION OR REPRESENTATIONS CONTAINED IN THE COMPANY'S PROMOTIONAL OR MARKETING SOURCES OTHER THAN THIS MEMORANDUM MAY NOT BE AS CURRENT OR ACCURATE AS INFORMATION OR REPRESENTATIONS CONTAINED IN THIS MEMORANDUM, AND THEIR CONTENTS

EXECUTIVE SUMMARY

Roots & Vine Produce and Cafe Inc., (hereinafter "the Business") is a corporation located at 2016 W. 119th Street, Chicago, Illinois, 60643.

The Company was founded in 2018 by Ena Jones. From 1999 till 2017 Ena was a state licensed child care provider. During those years she was also a Part time entrepreneur catering executive lunches and continental breakfast for businesses as well as producer of Everyday Butterfly Home Spa Collection.

It currently has a staff of 1 person and is slated to expand further.

The Company was initially capitalized by an investment of $21,000.00 of which a sum of $21,000.00 is from Ena Jones. The Business's first product was introduced to the market in 2018 and has been marketed successfully till date. The break-even point hasn't been reached in and a profit projection of $98,000.00 is projected in the first year of actual operation.

Roots & Vine Produce and Café Inc., is a start-up aiming to revolutionize the convenience store concept. "Connecting Farmers to People & Reconnecting People With Real Food." Our core mission is to target and eliminate food deserts in blighted neighborhoods, create jobs for the communities we serve as well as specialized franchise opportunities. We are dedicated to building relationships with family farmers nationwide to supply our locations, that will increase their bottom line and provide Roots & Vine Produce and Cafés with the best quality produce available. Offering communal space alongside the store gives each location the possibility to connect with people of the community, host workshops, classes, food demos and healthy dialogue with customers to introduce to them healthier food options, recipes and solutions to reduce food related illnesses such as diabetes, heart disease and obesity.

Roots & Vine Produce and Café Inc., is spearheaded by Ms. Ena Jones, a single mother of 3, born and raised on Chicago's south side. She is also a DeVry University student majoring in Business, Marketing and Advertising. She is a caterer and seasoned entrepreneur twenty years and counting. She is also a self-published writer & owner of Everyday Butterfly Home Spa Collection a self-care product line of 100% natural and organic ingredients.

Roots & Vine Produce and Café will revolutionize the convenience store one zip code at a time. It should be a basic human right to eat quality food instead of food like products that are available at almost every turn. The rate of food deserts nationwide is an epidemic, the USDA acknowledges this with a lengthy map of the nationwide shortage of access to real food (https://www.ers.usda.gov/data-products/food-access-research-atlas/), All of these areas are an ideal location for Roots & Vine Produce and Cafés.

"There is more fruit in a rich man's shampoo, than on a poor man's plate."

Our health is directly correlated to the foods we eat. It should be just as easy to get a fresh produce or bulk dry goods at reasonable prices from the corner store, just as easy as it is to get genetically modified chips, chemical laden drinks and years old canned goods. If we continue to eat food like products, we will continue to suffer from food related illnesses such as diabetes, heart disease and obesity. We must eat beyond the basic apple a day, concentrated orange juice that is truly orange flavored water and industrialized citric acid, ungodly bleached and blindly enriched grains. We must return to real food!

For this reason, we turn to our great Family Farmers! They possess the artillery and Roots & Vine Produce, and Café will be the boots on the ground to fight the war on health in our communities.

The magnitude of this business plan is HUGE!! Our communities are in dire need of healthy food and our family farmers need economic stability to continue to produce great harvest. Roots & Vine Produce and Cafés will be the farm to kitchen table catalyst our families need for optimal health.

Cafés in our stores offers the community an environment where they can come to connect, network, learn, share and obtain information to utilize with their family and peers.

Huge conglomerate grocers appeal to the wealthy offering quality produce at premium prices that the average 99% of the population cannot afford. Our target market is low to moderate income families. According to the United States Department of Agriculture the access to food especially healthy food is scarce. (Food insecurity data conference https://youtu.be/QRUZIFuCUG8).

Roots and Vine Produce and Cafés, will be cashless transactions, which will offer security in the most challenging communities. Being cashless offers an advantage of inventory control and up-to-the-minute profit and loss for each location for true data analysis. Minimal startup investment for each 3000 square foot (or less) location should not exceed $75k the annual gross return on investment estimates to exceed $250k. Our franchise model is one-of-a- kind. Franchise opportunities will give deference to people within their communities who will work for up to 36 months as a salaried partner into store ownership.

The Company is also developing innovative packages nearing beta test stage, which can be expected to produce revenue before the end of the financing period. The Company is also gearing up for introduction of its products into international market.

1. THE OFFERING

The Company intends to raise a minimum of $32,000 and a maximum of $107,000.00 in this Offering to fund the continued growth of our business. The Common Stock will be offered in a private placement offering pursuant to an exemption from registration under Regulation Crowdfunding of the JOBS Act promulgated under the Securities Act of 1933, as amended, under exemptions under applicable state securities laws, and in reliance upon the representations and warranties of each of the purchasers that they are purchasing the Common Stock for investment purposes and not with a view to any resale or distribution thereof.

The Offering is being made on an "all or none" basis until the Minimum Offering Amount of $32,000.00 is raised. Proceeds received prior to raising the Minimum Offering Amount will be held in an escrow account with the Company's bank. Upon raising the Minimum Offering Amount, these proceeds will be released for use by the Company and, thereafter, 100% of the proceeds raised in the Offering, up to the Maximum Offering Amount of $107,000.00, will be immediately available for use by the Company without impound or escrow.

The proceeds from the sale of the Shares offered hereby will be approximately $107,000.00 if all 5,350 Shares are sold. The net proceeds from this offering will be used to expand marketing, sales and distribution capabilities and provide working capital.

The following itemizes the intended use of proceeds:

Intended Use of Funds	$32,000
Complete Build Out	47%
Rent	10%
Working Capital	15.60%
Marketing	15.60%
Tech Servicing	15.60%

Intended Use Funds	$107,000
Complete Build Out	10%
Rent	10%
Working Capital	10%
Purchase Refrigeration Truck	15%
Renovations for 1038 W. 103rd St.	29%
Marketing	6%
Public Relations	6%
Professional Services	6%
Fees Certification and Licenses	6%

The expenditures projected in the foregoing list are estimates based on management projections of the operating needs of the business. Although the amounts set forth represent our present intentions with respect to proposed expenditures, actual expenditures may vary substantially, depending upon future developments such as marketing decisions, sales activity, and certain other factors.

The following table sets forth the actual capitalization of the Company prior to the Offering and as adjusted to reflect receipt of the Maximum Offering Amount proceeds from the issuance and sale of all 5,350 Shares in the Offering.

The total shareholder's equity for minimum raise of $32,000 is

Minimum Offering - 1600 Shares – 7.4% with a total Company capitalization of $215,000.

The total shareholder's equity for maximum raise of $107,000 is

Minimum Offering - 5350 Shares – 49% with a total Company capitalization of $215,000.

The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to applicable Illinois law and to the provisions of the Company's articles of incorporation ("Articles of Incorporation") and bylaws (the "Bylaws").

Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. The holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and the liquidated preference to preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable. The certificates representing the Shares being offered hereby will bear a legend to the effect that the Shares represented by the certificate are not registered under the Act, or under the securities laws of any state, and therefore cannot be transferred unless properly registered under the Act or pursuant to an opinion of counsel satisfactory to counsel to the Company that an exemption from the Act is available.

The following table sets forth certain information, as of November 16, 2018 and as adjusted to give effect to the Offering, regarding the beneficial ownership of the Common Stock by (i) each beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, and each executive officer of the Company, and (iii) by all executive officers, directors of the Company as a group.

Name of Ena Jones

Number of Percentage 10,750

Owned Percentage 100% of Shares Before Offering

After Minimum Offering Amount Is Raised – 76%

After Maximum Offering Amount Is Raised – 51%

All officers, 0 directors, 0 and employees as a group 0

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

2. BUSINESS PLAN

The company strategy is to: Roots & Vine Produce and Café Inc., is a start-up aiming to revolutionize the convenience store concept. "Connecting Farmers To People & Reconnecting People With Real Food." Our core mission is to target and eliminate food deserts in blighted neighborhoods, create jobs for the communities we serve as well as specialized franchised opportunities. We are dedicated to building relationships with family farmers nationwide to supply our locations, that will increase their bottom line and provide Roots & Vine Produce and Cafés with the best quality produce available. Offering communal space alongside the store gives each location the possibility to connect with people of the community, host workshops, classes, food demos and healthy dialogue with customers to introduce to them healthier food options, recipes and solutions to reduce food related illnesses such as diabetes, heart disease and obesity. The marketing strategy is to: Roots and Vine Produce and Cafés, will be cashless transactions, which will offer security in the most challenging communities. Being cashless offers an advantage of inventory control and up-to-the-minute profit and loss for each location for true data analysis. Minimal startup investment for each 3000 square foot (or less) location should not exceed $75k the annual gross return on investment estimates to exceed $250k. Our franchise model is one-of- a- kind. Franchise opportunities will give deference to people within their communities who will work for up to 36 months as a salaried partner into store ownership. We will heavily market on all social media platforms as well as utilize traditional marketing platforms such as radio, and print.

3. MANAGEMENT

The following table sets forth each director, principal director, and other control person:

Name Position/Title Ena Jones President/CEO

Directors will hold office until their successors have been elected or qualified at an annual shareholders' meeting, or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

We may establish an informal Executive Advisory Board with appointments made by the Board of Directors. The role of the Executive Advisory Board will be to assist our management with general business and strategic planning. We intend to compensate Executive Advisory Board members with any combination of cash, common stock, or stock options.

Our Articles of Incorporation and bylaws fully provide blanket indemnification for our directors and officers permissible under Illinois law. The Company has entered into indemnification agreements with members of the management team that indemnify, defend and hold harmless these members from liability incurred in connection with their duties as officers and directors of the Company.

We maintain insurance policies under which the directors and officers of the Company will be insured, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act.

4. HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information and consult the Company's accountant and financial advisor's regarding the financial history of the business. Roots and Vines Produce and Café, Inc has a $60,000 mortgage, interest rate 3.5%, maturity date 30 years from July 24,2018. Upon request the Offeree will be provided with financial statements for the business covering the previous 3 years. All financial reporting will be made public on March of each year and will be located on https://rootsandvineinc.com/

There have been no exempt offerings conducted within the past three years.

There have been no transaction since the beginning of Roots and Vines Produce and Café, Inc last fiscal year, or any currently proposed transaction, to which Roots and Vines Produce and Café, Inc was or is aggregate amount of capital raised by Roots and Vines Produce and Café, Inc in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Roots and Vines Produce and Café, Inc seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the no other persons has or is to have a direct or indirect material interest other than Ena Jones.

Roots and Vines Produce and Café, Inc or any of its predecessors have not previously failed to comply with the ongoing reporting requirements.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Operation of a Produce and Café. The likelihood of success of the Company must be considered considering the problems, expenses, complications and delays frequently encountered in connection with a startup.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3. Competition. There are numerous competitors of the Company engaged in the food industry. Many of these competitors have established brand names and/or pre-existing relationships with many of the Company's prospective customers. It will be necessary for the Company to communicate the quality and style of its operations in order to get customers to support the cafe. There can be no guarantee that the Company will be successful in its efforts.

4. The Economy. The economy can weigh heavily upon the retail industry and the ability of people to use support the beauty industry. The demand for beauty services may fall if the economy should decline.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers for the Units. There is no market or exchange where the Support may offer their Units for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Units must bear the economic risk inherent in the investment for an indefinite period.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10. Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon many assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this statement must be considered in terms of the likelihood that all these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

5. RISK FACTORS

Investment in our Shares involves a high degree of risk and should be regarded as speculative. You should consider investing in our Shares only if you can afford the loss of your entire investment. Accordingly, you should consider carefully the following factors, in addition to the other information concerning our Company and our business contained in this Memorandum, before purchasing the Shares offered hereby. The following factors are not to be considered a definitive list of all the risks associated with an investment in our Shares.

THESE SECURITIES ARE OFFERED PURSUANT TO THE JOBS ACT.

IN MAKING A DECISION TO MAKE AN INVESTMENT, INVESTOR MUST RELY

ON THEIR OWN EXAMINATION OF ROOTS AND VINES PRODUCE & CAFÉ, INC AND THE MERITS AND RISKS OF THE OFFERING.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON

THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE

OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THE SECURITIES ARE OFFERED BY ROOTS AND VINES PRODUCE & CAFÉ, INC UNDER AND EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTORS MAY CANCEL AN INVESTMENT COMMITMENT UNTIL 48 HOURS PRIOR TO THE DEADLINE IDENTIFIED IN ROOTS AND VINES PRODUCE & CAFÉ, INC OFFERING MATERIALS;

BUY THE BLOCK WILL NOTIFY INVESTORS WHEN THE TARGET OFFERING AMOUNT HAS BEEN MET;

IF ROOTS AND VINES PRODUCE & CAFÉ, INC REACHES THE TARGET OFFERING AMOUNT PRIOR TO THE DEADLINE IDENTIFIED IN ITS OFFERING MATERIALS, IT MAY CLOSE THE OFFERING EARLY IF IT PROVIDES NOTICE ABOUT THE NEW OFFERING DEADLINE AT LEAST FIVE BUSINESS DAYS PRIOR TO SUCH NEW OFFERING DEADLINE (ABSENT A MATERIAL CHANGE THAT WOULD REQUIRE AN EXTENSION OF THE OFFERING AND RECONFIRMATION OF THE INVESTMENT COMMITMENT); AND

IF AN INVESTOR DOES NOT CANCEL AN INVESTMENT COMMITMENT BEFORE THE 48-HOUR PERIOD PRIOR TO THE OFFERING DEADLINE, THE FUNDS WILL BE RELEASED TO THE ISSUER UPON CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT

INVESTORS MAY CANCEL AN INVESTMENT COMMITMENT WITHIN 48 HOURS AFTER SIGNING THIS INVESTMENT AGREEMENT. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT AFTER A MATERIAL CHANGE IS MADE TO THE OFFERING, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, AND THE COMMITTED FUNDS WILL BE RETURNED.

UNITS PURCHASED BY INVESTORS MAY NOT BE TRANSFERRED FOR A PERIOD OF ONE YEAR UNLESS THE UNITS ARE TRANSFERRED TO:

1. TO THE ISSUER;

2. TO AN ACCREDITED INVESTOR;

3. AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR

4. TO A MEMBER OF THE FAMILY OF THE INVESTOR, TO A TRUST CONTROLLED BY THE INVESTOR; TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR SIMILAR CIRCUMSTANCES.

INVESTOR SHOULD BE AWARE THAT HE OR SHE WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF INVESTING IN [COMPANY NAME] FOR A PERIOD OF FIVE YEARS.

INVESTORS ARE ENCOURAGED TO ASK QUESTIONS OF AND SEEK ADDITIONAL INFORMATION FROM THE ISSUER OF THESE SECURITIES. INVESTORS IN THIS OFFERING WILL NOT RECEIVE ANY VOTING RIGHTS.

FORWARD-LOOKING STATEMENTS
THE COMPANY CANNOT GUARANTEE WHAT MAY HAPPEN IN THE FUTURE. ALL FORWARD-LOOKING STATEMENTS IN THIS PROPOSAL INVOLVE RISKS AND UNCERTAINTIES.

ALL STATEMENTS CONTAINED IN THIS PROPOSAL THAT ARE NOT CLEARLY IN THE PAST AND HISTORICAL ARE FORWARD- LOOKING.
THE WORDS 'ANTICIPATE', 'BELIEVE', 'EXPECT', 'ESTIMATE', 'FORECAST', 'PROJECT' AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.

FORWARD-LOOKING STATEMENTS ARE INCLUDED, FOR EXAMPLE, IN DISCUSSIONS ON PROJECTED SALES AND REVENUES.
THE ACTUAL PERFORMANCE OF THE COMPANY MAY BE GREATLY DIFFERENT THAN ANY FORWARD-LOOKING STATEMENTS. WHEN READING THIS PROPOSAL, EACH OCCASION WHERE YOU SEE A FORWARD-LOOKING STATEMENT, CONSIDER THE IMPACT UPON YOUR PROJECTED DISTRIBUTIONS AND INCENTIVES IF THE FORWARD-LOOKING STATEMENT DOES NOT OCCUR, OR THE OUTCOME IS GREATER OR LESS THAN STATED.

Unanticipated obstacles to execution of business plan

Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

Competition

The market is highly competitive. There are low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

Over Reliance on Management

We depend on our senior management to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Our senior management team has worked together for only a very short period and may not work well together as a management team.

Forward Looking Statements

This Memorandum contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Memorandum, the words "expects," anticipates," "estimates," "intends," "believes," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Memorandum should be read as being applicable to all related forward-looking statements wherever they appear in this Memorandum.

ADDITIONAL INFORMATION

As a prospective investor, you and your professional advisors are invited to review any materials available to us relating to our Company, our plan of operation, our management and financial condition, this Offering and any other matter relating to this Offering. We will afford you and your professional advisors the opportunity to ask questions of, and receive answers from, our officers concerning such matters and to obtain any additional information (to the extent we possess such information and can acquire it without unreasonable expense) necessary to verify the accuracy of any information set forth in the Memorandum. All such information and materials may be requested from **Ena Jones at 7739790199**.

Investment in the Shares involves significant risks and is suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can bear the economic risk of a complete loss of their investment. The Offering is made in reliance on exemptions from the registration requirements of the Securities Act and applicable state securities laws and regulations.

The suitability standards discussed below represent minimum suitability standards for prospective investors. The satisfaction of such standards by a prospective investor does not necessarily mean that the Shares are suitable investment for such prospective investor. Prospective investors are encouraged to consult their personal financial advisors to determine whether an investment in the Shares is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.

The Company will require each investor to represent in writing, among other things, that (i) by reason of the investor's business or financial experience, or that of the investor's professional advisor, the investor is capable of evaluating the merits and risks of an investment in the Shares and of protecting its own interests in connection with the transaction (ii) the investor is acquiring the Shares for its own account, for investment only and not with a view toward the resale or distribution thereof, (iii) the investor is aware that the Shares have not been registered under the Securities Act or any state securities laws, (iv) the investor is aware of, and has executed and delivered, the subscription agreement to be entered into in connection with the purchase of the Shares, (v) the investor is aware of the absence of a market for the Shares, and (vi) unless otherwise approved by the Company, such investor meets the suitability requirements set forth below.

Except as set forth below, each investor must represent in writing that he or she qualifies as an "accredited investor," as such term is defined in Regulation Crowdfunding under the Securities Act and must demonstrate the basis for such qualification. To be a non-accredited investor, an investor must fall within any of the following categories at the time of the sale of the Shares to that investor: Who Can Invest? And how much?

Generally, anyone can invest in an offering on Buy the Block; however, securities laws limit how much an investor - even those deemed "accredited investors" - may invest, in a single offer.

These limits are calculated during a rolling 12-month period and for a given investor may not exceed:

the greater of $2,200 or S percent of the annual income or net worth of such investor, as applicable, if either the annual income or the net worth of the investor is less than $107,000; and

10 percent of the annual income or net worth of such investor, as applicable, not to exceed a maximum aggregate amount sold of $107,000, if either the annual income or net worth of the investor is equal to or more than $107,000.

As used in this Memorandum, the term "net worth" means the excess of total assets over total liabilities. In computing net worth for the purpose of (1) above, the principal residence of the investor must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances. In determining income, an investor should add to the investor's adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or other retirement plan, alimony payments, and any amount by which income from long term capital gains has been reduced in arriving at adjusted gross income.

Any person or entity who meets the suitability standards set forth herein and who desires to purchase Shares offered hereby shall be required to deliver all the following to the Company prior to such purchase: (a) Signed original copies of the Subscription Agreement. On each signature page, the subscriber must sign, print his, her or its name, address, and social security number or tax identification number where indicated and print the number of Shares subscribed for and the date of execution. The Subscription Agreement will be used by the Company to determine whether the prospective purchaser is a "non-accredited investor," whether he or she has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of a purchase of the Shares, and to determine whether state suitability requirements have been met. All questions must be answered in full. If the answer to any question is "no" or "not applicable," please so state. The last page of the Subscription Agreement must contain the printed name of the subscriber, the required signature and the date of execution.

The Company reserves the right to accept or reject any subscription for Shares in whole or part for any reason whatsoever. If a subscriber is rejected by the Company, all funds tendered for investment will be returned to the subscriber, without interest or deduction, promptly after such rejection, along with notice thereof.

ROOTS & VINE PRODUCE AND CAFE INC.